

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Mark D. Roberson
Chief Executive Officer
Strong Global Entertainment, Inc.
4201 Congress Street, Suite 175
Charlotte, NC 28209

      Re: Strong Global Entertainment, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted December 23, 2021
          CIK No. 0001893448

Dear Mr. Roberson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your revisions in response to prior comment 4. Please file your supply contracts with AMC, IMAX and Cinemark as exhibits or provide us your basis for not filing them pursuant to Regulation S-K, Item 601(b)(10).

Use of Proceeds, page 32

2.   Please revise to disclose here and in the risk factor on page 23 the estimated amount that you expect to spend in order to bring the Joliette Plan into compliance with certain codes and environmental permits.

Description of Securities, page 71

3. We note your revisions in response to prior comment 14 and reissue. We note that you refer shareholders to, in part, the applicable provisions of the BCBCA. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Consolidated Financial Statements
Note 4. Inventory, page F-16

4. Please address the following regarding your response to prior comment four:
    • Please revise Note 4 or Management's Discussion and Analysis to quantify the percentage of your finished goods that reserved for impairment or obsolescence, and discuss the reasons this percentage is so high for the periods presented.
    • To the extent you continue to believe that a tabular rollforward of your inventory reserves is not necessary, revise to provide a narrative rollforward that separately quantifies the components for each period presented.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janeane R. Ferrari, Esq.